UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Alpha Healthcare Acquisition Corp. III

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

02073F203

(CUSIP Number)

November 1, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

a.	☒ Rule 13d-1(b)

b.	☐ Rule 13d-1(c)

c.	☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02073F203

1.	Names of Reporting Persons. Sandstone Asset Management Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Sandstone Asset Management Inc. is incorporated in Alberta, Canada

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,020,520
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,020,520

9.	Aggregate Amount Beneficially Owned by Each Reporting Person (see Item 4) 1,020,520
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) (see Item 4) 6.4%
12.	Type of Reporting Person (See Instructions) CO; IA

Item 1.

(a) Name of Issuer

Alpha Healthcare Acquisition Corp. III (the “Issuer”)

(b) Address of Issuer’s Principal Executive Offices

1177 Avenue of the Americas, 5th Floor

New York, New York 10036

Item 2.

(a) Name of Person Filing

Sandstone Asset Management Inc.

(b) Address of Principal Business Office or, if none, Residence

115, 101 - 6 Street SW,

Calgary, Alberta, Canada T2P 5K7

(c) Citizenship

Incorporated in Alberta, Canada

(d) Title of Class of Securities

Class A Common Stock, par value $0.0001 per share

(e) CUSIP Number

02073F203.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☒	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: Sandstone Asset Management Inc. holds 1,020,520 shares of Class A Common Stock underlying units. In addition, Sandstone Asset Management Inc. holds 258,875 warrants to purchase Class A Common Stock, which are not currently excercisable.

(b) Percent of class: Sandstone Asset Management Inc. beneficially owns approximately 6.4% of the shares of Class A Common Stock outstanding, based on 15,907,985 shares of Class A Common Stock of the Issuer outstanding as of September 30, 2022, as reported in the Issuer's 10-Q filed November 10, 2022.

(c) Number of shares as to which each Reporting Person has:

(1) Sole power to vote or to direct the vote: 0.

(2) Shared power to vote or to direct the vote: 1,020,520.

(3) Sole power to dispose or to direct the disposition of: 0.

(4) Shared power to dispose or to direct the disposition of 1,020,520.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☐.

Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 23, 2023

Sandstone Asset Management Inc.

By:	/s/ Niki Dunne
Name: Niki Dunne
Title: Director